UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 18, 2024

(Date of Report (Date of earliest event reported))

RISE COMPANIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Certain 2024 Performance Metrics

2024 year-to-date net returns of all client accounts of Fundrise Advisors by investment plan objective (January - June)1:

Plan objective	Income	Balanced	Growth	Custom	Overall
Dividends	2.07%	0.91%	0.41%	1.17%	0.92%
Appreciation	1.50%	2.76%	2.79%	2.28%	2.54%
Net return	3.58%	3.67%	3.20%	3.45%	3.47%

2024 year-to-date net returns of all client accounts of Fundrise Advisors by fund objective (January - June)2:

Fund Objective	Net return
Income	3.90%
Balanced	3.94%
Growth	2.01%
Overall	3.46%

2024 year-to-date net returns of all client accounts of Fundrise Advisors by individual Fundrise sponsored fund (January -June)3:

Fund name / Objective	Average Principal[4]	Launch date	Net return
Registered funds
Flagship Real Estate Fund	$1,146,476,702	Jan 2021	4.69%
Income Real Estate Fund	$574,703,072	Apr 2022	3.90%
Innovation Fund	$127,994,918	Jul 2022	0.92%
Growth eREITs
Growth eREIT	$208,020,690	Feb 2016	2.62%
Growth eREIT II	$129,781,547	Sep 2018	0.35%
Development eREIT	$106,993,269	Jun 2019	0.59%
Fundrise eFund	$79,423,448	Jun 2017	0.20%
Growth eREIT III	$48,050,466	Feb 2019	4.40%
Growth eREIT VII	$72,541,878	Jan 2021	5.71%
Balanced eREITs
East Coast eREIT	$113,416,918	Oct 2016	-2.27%
Heartland eREIT	$73,629,945	Oct 2016	2.31%
West Coast eREIT	$72,694,797	Oct 2016	2.51%
Balanced eREIT II	$38,721,220	Jan 2021	5.87%

Q2 2024 net returns of all client accounts of Fundrise Advisors by investment plan objective1:

Plan objective	Income	Balanced	Growth	Custom	Overall
Dividends	1.03%	0.44%	0.19%	0.57%	0.45%
Appreciation	0.71%	1.28%	1.34%	1.07%	1.20%
Net Total Return	1.75%	1.72%	1.53%	1.65%	1.65%

Q2 2024 net returns of all client accounts of Fundrise Advisors by fund objective2:

Fund Objective	Net return
Income	1.85%
Balanced	2.14%
Growth	1.06%
Overall	1.81%

Q2 2024 net returns of all client accounts of Fundrise Advisors by individual Fundrise sponsored fund3:

Fund name / objective	Average Principal[4]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,140,567,420	Jan 2021	2.45%
Income Real Estate Fund	$574,621,487	Apr 2022	1.85%
Innovation Fund	$122,233,293	Jul 2022	0.69%
Growth eREITs
Growth eREIT	$210,753,440	Feb 2016	1.80%
Growth eREIT II	$131,761,384	Sep 2018	0.31%
Development eREIT	$108,766,369	Jun 2019	-0.25%
Fundrise eFund	$80,875,284	Jun 2017	0.11%
Growth eREIT III	$48,589,969	Feb 2019	2.93%
Growth eREIT VII	$69,695,741	Jan 2021	2.12%
Balanced eREITs
East Coast eREIT	$115,312,997	Oct 2016	-1.27%
Heartland eREIT	$74,835,915	Oct 2016	1.50%
West Coast eREIT	$74,088,475	Oct 2016	2.06%
Balanced eREIT II	$39,369,004	Jan 2021	4.30%

1 Consists of the aggregate returns of Fundrise Advisors client accounts that have selected the indicated investment plan objective as of the end of the period indicated, calculated using the Modified Dietz method. The “Custom” category includes custom (i.e., client-directed) plans. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (if any) are considered as part of the appreciation / price return component. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, or Opportunistic Credit Fund.

2 Consists of the aggregate returns of Fundrise Advisors client accounts within the funds with the stated fund objective during the period indicated, calculated using the Modified Dietz method. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund or Opportunistic Credit Fund.

3 The aggregate returns of Fundrise Advisors client accounts within the specified fund for the period indicated, calculated using the Modified Dietz method. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

4 “Average principal” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE COMPANIES CORP.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 18, 2024